UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Capnia, Inc.
(Name of Issuer)

Common stock, par value S0.001 per share
(Title of Class of Securities)

14066L204
(CUSIP Number)

November 13 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐Rule 13d-l(b)

☐Rule 13d-l(c)

☒ Rule 13d-I(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing infonnation wh ich would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No.14006L204

1	Names of Reporting Persons Bioasia Management, LLC
2	Check the appropriate box if a member of a Group (see instructions)	(a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
	6	Shared Voting Power 56,744
	7	Sole Dispositive Power
	8	Shared Dispositive Power 56,744
9	Aggregate Amount Beneficially Owned by Each Reporting Person 56,744
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 0.8%
12	Type of Reporting Person (See Instructions) OO

SCHEDULE 13G
CUSIP No.14006L204

1	Names of Reporting Persons Biotechnology Development Fund II, LP
2	Check the appropriate box if a member of a Group (see instructions)	(a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
	6	Shared Voting Power 56,744
	7	Sole Dispositive Power
	8	Shared Dispositive Power 56,744
9	Aggregate Amount Beneficially Owned by Each Reporting Person 56,744
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 0.8%
12	Type of Reporting Person (See Instructions) PN

SCHEDULE 13G
CUSIP No.14006L204

1	Names of Reporting Persons BioAsia Investments IV, LLC
2	Check the appropriate box if a member of a Group (see instructions)	(a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
	6	Shared Voting Power 402,108
	7	Sole Dispositive Power
	8	Shared Dispositive Power 402,108
9	Aggregate Amount Beneficially Owned by Each Reporting Person 402,108
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 5.9%
12	Type of Reporting Person (See Instructions) OO

SCHEDULE 13G
CUSIP No.14006L204

1	Names of Reporting Persons Biotechnology Development Fund lV, LP
2	Check the appropriate box if a member of a Group (see instructions)	(a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
	6	Shared Voting Power 167,742
	7	Sole Dispositive Power
	8	Shared Dispositive Power 167,742
9	Aggregate Amount Beneficially Owned by Each Reporting Person 167,742
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 2.5%
12	Type of Reporting Person (See Instructions) PN

SCHEDULE 13G
CUSIP No.14006L204

1	Names of Reporting Persons Biotechnology Development Fund IV Affiliates, LP
2	Check the appropriate box if a member of a Group (see instructions)	(a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
	6	Shared Voting Power 3,093
	7	Sole Dispositive Power
	8	Shared Dispositive Power 3,093
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,093
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) .1%
12	Type of Reporting Person (See Instructions) PN

SCHEDULE 13G
CUSIP No.14006L204

1	Names of Reporting Persons BDF IV Annex Fund, LP
2	Check the appropriate box if a member of a Group (see instructions)	(a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
	6	Shared Voting Power 231,273
	7	Sole Dispositive Power
	8	Shared Dispositive Power 231,273
9	Aggregate Amount Beneficially Owned by Each Reporting Person 231,273
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 3.4%
12	Type of Reporting Person (See Instructions) PN

SCHEDULE 13G
CUSIP No.14006L204

1	Names of Reporting Persons Vivo Ventures V, LLC
2	Check the appropriate box if a member of a Group (see instructions)	(a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
	6	Shared Voting Power 5,255,920
	7	Sole Dispositive Power
	8	Shared Dispositive Power 5,255,920
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,255,920
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 58.9%
12	Type of Reporting Person (See Instructions) OO

SCHEDULE 13G
CUSIP No.14006L204

1	Names of Reporting Persons Vivo Ventures Fund V, LP
2	Check the appropriate box if a member of a Group (see instructions)	(a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
	6	Shared Voting Power 5,194,958
	7	Sole Dispositive Power
	8	Shared Dispositive Power 5,194,958
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,194,958
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 58%
12	Type of Reporting Person (See Instructions) PN

SCHEDULE 13G
CUSIP No.14006L204

1	Names of Reporting Persons Vivo Ventures V Affiliates Fund, LP
2	Check the appropriate box if a member of a Group (see instructions)	(a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
	6	Shared Voting Power 60,962
	7	Sole Dispositive Power
	8	Shared Dispositive Power 60,962
9	Aggregate Amount Beneficially Owned by Each Reporting Person 60,962
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 0.9%
12	Type of Reporting Person (See Instructions) PN

Item 1.

(a)	Name of Issuer: Capnia, Inc.

(b)	Address of Issuer's Principal Executive Offices: 3 Twin Dolphin Drive # 160
Redwood City, CA 94065

Item 2.

(a)	Name of Person Filing:
The names of the reporting persons are:

BioAsia Management, LLC
Biotechnology  Development Fund  II ,LP
BioAsia Investments IV, LLC
Biotechnology Development Fund IV, LP
Biotechnology Development Fund IV Affiliates, LP
BDF IV Annex Fund, LP
Vivo Ventures V, LLC
Vivo Ventures Fund V, LP
Vivo Ventures V Affiliates Fund, LP

(b)	Address of Principal Business Office or, if None, Residence: 575 High Street, Suite 20 I
Palo Alto, CA 94301

(c)	Citizenship:

Delaware

(d)	Title and Class of Securities:

Common stock, par value $0.00I per share

(e)	CUSIP No.: l4006L204

Item 3.	If this statement is filed pursuant to §§ 240.lJd-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(aX6) of the Act;

(c)	☐	Insurance company as defined in Section 3(aXI 9) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-l(b)( I XiiXE);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-l(b)( l )(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-l(b)( l)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 u.s.c. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S.institution in accordance with Rule 240.13d-l (b)(l )(ii)(J );

(k)	☐	Group, in accordance with Rule 240.13d-l (b)(l )(ii)(K). If filing as a non-U .S. institution in accodance with Rule 240.13d-l (b)( l)(ii)(J), please specify the type of institution:

Item 4. Ownership

(a)	Amount Beneficially Owned:

BioAsia Management LLC, as the general partner of Biotechnology Development Fund II, L.P., may be deemed to beneficially own 56,744 shares of Common Stock of the Issuer, representing approximately 0.8% of the shares of Common Stock of the Issuer outstanding as of December 31, 2014 (the "Outstanding Shares").

BioAsia Investments IV LLC, as the general partner of each of Biotechnology Development Fund IV, L.P., Biotechnology Development Fund IV Affiliates, L.P., and BDF IV Annex Fund, L.P., may be deemed to beneficially own 402,108 shares of Stock of the Issuer, representing approximately 5.9% of the Outstanding Shares as of December 31, 2014. The amount consists of 396,884 shares of common stock and 5,244 shares of common stock receivable upon conversion of 2012 warrant stock. As of December 31, 2014, Biotechnology Development Fund IV, L.P. held 167,742 shares of stock of the Issuer, representing approximately 2.5% of the Outstanding shares, Biotechnology Development Fund IV Affiliates, L.P. held 3,093 shares of stock of the Issuer, representing approximately 0.1% of the Outstanding Shares, and BDF IV Annex Fund, L.P. held 231,273 shares of stock of the Issuer, representing approximately 3.4% of the Outstanding Shares.

Vivo Ventures Fund V, LLC, as the general partner of each of Vivo Ventures Fund V, L.P. and Vivo Ventures V Affiliates Fund, L.P., may be deemed to beneficially own 5,255,920 shares of Stock of the Issuer, representing approximately 58.<JO/o of the Outstanding Shares as of December 31, 2014. The amount consists of 3,042,318 shares of common stock, 325,887 shares of common stock receivable upon conversion of 2012 warrant stock, 943,858 shares of common stock receivable upon conversion of warrant A stock, and 943,858 shares of common stock receivable upon conversion of warrant B stock. As of December 31, 2014, Vivo Ventures Fund V, L.P. held 5, 194,958 shares of stock of the Issuer, representing approximately 58% of the Outstanding Shares, and Vivo Ventures V Affiliates Fund, L.P. held 60,962 shares of stock of the Issuer, representing approximately 0.9% of the Outstanding Shares.

Each of Biotechnology Development Fund II, L.P., Biotechnology Development Fund IV, L.P., Biotechnology Development Fund IV Affiliates, L.P., BDF lV Annex Fund, L.P., Vivo Ventures Fund V, L.P. and Vivo Ventures V Affiliates Fund, L.P. is referred to herein as a "Fund" and each of BioAsia Management LLC, BioAsia Investments IV LLC, and Vivo Ventures Fund V, LLC is referred to herein as a "General Partner." Each of the Funds disclaims beneficial ownership of the shares of Common Stock owned by any other Fund. Each of the General Partners disclaims beneficial ownership of the shares of Common Stock owned by any Fund for which it is not a General Partner and any shares of Common Stock beneficially owned by the other General Partners.

(b)	Percent of Class:

See Item 11 of each cover page, which is based on Item 9 of the respective cover page. See also Item 4(a) above.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Item 5 of each cover page.

(ii)	Shared power to vote or to direct the vote:

See Item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See Item 7 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     2/10/15

BioAsia Management, LLC
By: /s/ Frank Kung
Name: Frank Kung
Title: Managing Member

Biotechnology Development Fund II, L.P.
By: /s/ Frank Kung
Name: Frank Kung
Title: Managing Member of BioAsia Management, LLC; General Partner of Biotechnology Development Fund II, L.P.

BioAsia Investments IV LLC
By: /s/ Frank Kung
Name: Frank Kung
Title: Managing Member

Biotechnology Development Fund IV, L.P.
By: /s/ Frank Kung
Name: Frank Kung
Title: Managing Member of BioAsia Investments IV, LLC; General Partner of Biotechnology Development Fund IV, L.P.

Biotechnology Development Fund IV Affiliates, L.P.
By: /s/ Frank Kung
Name: Frank Kung
Title: Managing Member of BioAsia Investments IV, LLC; General Partner of Biotechnology Development Fund IV Affiliates, L.P.

BDF IV Annex Fund, L.P.
By: /s/ Frank Kung
Name: Frank Kung
Title: Managing Member of BioAsia Investments IV, LLC; General Partner of BDF IV Annex Fund, L.P.

Vivo Ventures Fund V, LLC
By: /s/ Frank Kung
Name: Frank Kung
Title: Managing Member

Vivo Ventures Fund V, L.P.
By: /s/ Frank Kung
Name: Frank Kung
Title: Managing Member of Vivo Ventures Fund V, LLC; General Partner of Vivo Ventures Fund V, L.P.

Vivo Ventures V Affiliates Fund, L.P.
By: /s/ Frank Kung
Name: Frank Kung
Title: Managing Member of Vivo Ventures Fund V, LLC; General Partner of Vivo Ventures V Affiliates Fund, L.P.